Exhibit 4.3.12

ELEVENTH AMENDMENT TO

THE PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (the “Corporation”) sponsors The PNC Financial Services Group, Inc. Incentive Savings Plan (the “Plan”);

WHEREAS, the Corporation wishes to amend the Plan (i) to reflect the merger of the Harris Williams & Co. 401(k) Retirement Plan assets into the Plan, (ii) to clarify that subsidiaries of BlackRock, Inc. will cease to be participating employers in the Plan as a result of the merger of Merrill Lynch Investment Managers and BlackRock, Inc., and (iii) to clarify certain provisions of the Plan; and

WHEREAS, the Corporation has the authority under Article XIV to amend the Plan, and the Corporation wishes to amend the Plan as set forth below.

NOW, THEREFORE, IT IS RESOLVED, that the Plan is hereby amended as follows:

1. Effective October 1, 2006, Section 3.3(a) of the Plan is amended in its entirety as follows:

“(a)	The Matching Contributions shall be determined on a payroll period basis such that each Employer, with respect to each Participant that is its Employee, shall contribute an amount equal to 100 percent of the Participant’s Elective Contributions up to six percent of the Participant’s Compensation per payroll period.”

2. Effective September 29, 2006, Section 4.1 shall be amended to add the following paragraph to the end thereof:

“Effective September 29, 2006, all allocations under the Plan for employees of a subsidiary of BlackRock, Inc. that was a Participating Employer prior to September 29, 2006 shall cease. The Plan Manager shall cause all Participant Accounts for Participants who are employees of a subsidiary of BlackRock, Inc. that was a Participating Employer prior to September 29, 2006 to be valued as of September 29, 2006, and the Plan Manager shall thereafter direct the Trustee to transfer as soon as practical such Participants’ Accounts (including Participant loans) to the Trustee of the trust established to hold assets of the BlackRock Retirement Savings Plan for crediting to such Participants’ Accounts under the BlackRock Retirement Savings Plan.”

3. Effective March 1, 2006, the chart in Annex III of the Plan is amended to add the following language to the end thereof:

Harris Williams & Co. 401(k) Retirement Plan (the “Harris Williams Plan”)	March 1, 2006

Distribution Provisions – Eliminated in accordance with Plan Section 8.4(c)

•       A Participant in the Harris Williams Plan may elect to have the Participant’s account accrued under the Harris Williams Plan distributed in the form of monthly, quarterly, semi-annual or annual installment payments not to exceed the period equal to the Participant’s life expectancy or the joint life expectancy of the Participant and the Participant’s designated beneficiary.

4. Annex II (Participating Employers) to the Plan as updated by the Plan Manager is confirmed in the form attached hereto.

Executed and adopted by The PNC Financial Services Group, Inc. by its duly authorized delegate this 27th day of September, 2006.

/s/ William E. Rosner
William E. Rosner
Senior Vice President and Chief Human Resources Officer

ANNEX II

PARTICIPATING EMPLOYERS

PNC Bank, N.A.

PNC Capital Markets, LLC

PNC Alliance, LLC

PNC Equity Management Inc.

PNC Equipment Finance, LLC

PNC Investments, LLC

PNC Bank, Delaware

Midland Loan Services, Inc.

PNC Multifamily Finance, Inc.

PNC Mezzanine Management Corp.

PNC REIT Holding Corp

Harris Williams & Co. – effective January 1, 2006

The following entities ceased to be Participating Employers as of September 29, 2006:

BlackRock Institutional Management Corporation

BlackRock Capital Management, Inc.

BlackRock Advisers, Inc.

BlackRock Financial Management, Inc.

BlackRock Realty Advisors, Inc.

BlackRock HPB Management, LLC

BlackRock Investments, Inc.

State Street Research and Management Company

State Street Research Investment Services, Inc.